Exhibit 99.1

Jianpu Technology Inc. Announces Ex-dividend Date for Recently Announced Cash Dividend

BEIJING, September 14, 2026 /PRNewswire/ -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (OTCQB: AIJTY), a leading open financial technology platform in China, today announced that FINRA has set October 20, 2026 as the ex-dividend date for the Company’s special cash dividend to be paid in October 2026 that was announced on September 2, 2026. As the cash dividend of US$0.02495 per ordinary share, or US$0.499 per American depositary share (“ADS”), exceeds 25% of the Company’s ADS price, FINRA has determined that the ex-dividend date will be October 20, 2026, the first business day following the expected dividend payment date of October 19, 2026.

Accordingly, the due bill procedures will be applied. The due-bill obligations are settled customarily between the brokers representing buyers and sellers of the securities. Jianpu has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of Jianpu’s ADSs should consult their brokers before trading to ensure they understand the effect of the due-bill procedures.

About Jianpu Technology Inc.

Jianpu Technology Inc. operates a leading open financial technology platform, under the Rong360 brand, connecting users with an extensive spectrum of financial products and other products and services. By leveraging cutting-edge digital technology, the Company offers intelligent and comprehensive search and recommendation results in a seamless, efficient, and secure manner to meet the needs of its diverse audience. The Company also enables financial and non-financial partners to enhance their efficiency and competitiveness by offering digital intelligence as a service, including data- and analytical-based risk management, intelligent marketing, and other integrated solutions and services. As the Company expands into FinTech+ ecosystem and broadens its global footprint, it will continue to innovate and solidify its influence in the space of financial technology and digital transformation. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jianpu Technology Inc.
(IR) Xiaolin Zhang, E-mail: IR@rong360.com
(PR) Sen Liu, E-mail: Media@rong360.com
Tel: +86 (10) 6242 7068